Josh Seidenfeld

+1 650 843 5862

jseidenfeld@cooley.com

December 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah

Angela Connell

Courtney Lindsay

Mary Beth Breslin

Re:	Lucira Health, Inc.

Draft Registration Statement on Form S-1

Submitted November 20, 2020

CIK No. 0001652724

Ladies and Gentlemen:

On behalf of Lucira Health, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 18, 2020, relating to the above referenced confidential draft Registration Statement on Form S-1 (the “DRS”). In response to the Comments, the Company has revised the DRS and is confidentially submitting an amendment to the DRS (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1

Overview, page 1

1.

We note that you have “conducted clinical trials that demonstrate that the molecular accuracy of our COVID-19 test kit is comparable to the Hologic, Inc. Panther Fusion SARS-CoV-2 Assay.” Please provide more details on this level of accuracy, including your measurements of accuracy. Also indicate whether the trials were head-to-head. If not, please tell us on what basis you believe it is appropriate to make this comparison, or alternatively delete the comparison.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 23, 2020

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 7, 91, 108, 113 and 128 of the Amended DRS.

2.

We note that “clinical trials of [your] COVID-19 test kit showed 100% of patients successfully performed self-testing at home in less than two minutes.” Please provide more details on this clinical trial, including the study size, where it was performed, and your measure for successful performance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 91, 108, 110 and 113 of the Amended DRS.

Our Solution, page 3

3.

We note your product pipeline chart on pages 5. Please expand your disclosure in your Prospectus Summary to discuss in more detail the FDA approval process to which your products will be subjected. Please expand your disclosure in your Prospectus Summary to discuss in more detail the FDA approval process to which your products will be subjected. We note your disclosures on pages 43 and 140. Please also more prominently disclose here the information included in the footnote to your chart (i.e., in the main text of the Summary).

Response: The Company advises the Staff that the type of submission to the U.S. Food and Drug Administration (“FDA”), and therefore the FDA approval process to which its products will be subjected, is not currently ascertainable as the type of submission will be decided after further discussions with the FDA. The Company has expanded the disclosure on pages 5 and 112 of the Amended DRS to more clearly address this uncertainty.

4.	Please revise to disclose the basis for your statement that the limit of detection of your COVID-19 test kit is 40 to 60 times more sensitive than that of antigen tests.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 7 and 111 of the Amended DRS.

Influenza Market, page 6

5.	Please discuss here whether there are other FDA approved over-the-counter testing products. Please also discuss if you have any known current of possible competitors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 118, 120 and 139 of the Amended DRS.

Summary of Risk Factors, page 8

6.

Please add a bullet point highlighting the risk discussed on pages 25-26 regarding your prior clinical trials related to the influenza indication, and the possibility that the FDA may weigh the results of the trials and the issues raised in its January 2020 additional information letter more heavily than anticipated, potentially hindering future FDA approval of your influenza test kit or your combination COVID-19 and influenza test kit.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 23, 2020

Page Three

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amended DRS.

7.	Consider adding a summary risk factor that discusses your license from Eiken and its significance. We note your disclosure on page 30 in this regard.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amended DRS.

8.

We note that on page 17 that you state “that the production and widely administered use of an efficacious vaccine or other treatment for COVID-19 may reduce the demand for diagnostic tests and, as a result, the COVID-19 diagnostic testing market may not develop or substantially grow” and that “[if] the market develops in a manner that does not facilitate demand for our COVID-19 test kit, or fails to develop or grow in the manner in which we expect or at all, our business, financial condition, results of operations and cash flows may be negatively affected.” Please include similar disclosures in your Summary Risk Factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amended DRS.

We may be unable to obtain and maintain adequate levels of coverage and reimbursement from third-party payors for our test kits, page 28

9.

Please state explicitly whether your COVID-19 test kit currently qualifies for coverage and reimbursement from third-party payors. Please also revise your Prospectus Summary to include this information as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 19, 28, 35, 117, 124 and 138 of the Amended DRS.

10.

We note that you are dependent on patents licensed from Eiken and that some of these patent licenses are non-exclusive. Please expand your risk factor to discuss whether any of these non-exclusive licenses could allow a competitor to develop a similar product and whether, to your knowledge, Eiken has granted any such licenses to other parties.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Management Estimates Determination of Fair Value of Common Stock, page 104

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 23, 2020

Page Four

Response: Following the submission of this response letter, the Company will provide the Staff with the requested information.

Clinical Performance and Data, page 127

12.	Please provide a narrative to your chart that discusses what information it is presenting and why it is significant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Amended DRS.

License Agreement with Eiken Chemical Co., Ltd., or Eiken, page 140

13.

Please disclose the payment terms of your of your license agreement with Eiken, including the royalty percentage (or a range not greater than ten percentage points), amounts paid to date, and payment(s) due in the future. Please also clarify the termination date by disclosing the expiration date of the last-to-expire patent underlying the license.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 141, 142 and F-49 of the Amended DRS.

Employees, page 152

14.

With reference to Release No. 33-10825, please revise your disclosure to reflect the amendments to Item 101 of Regulation S-K, which became effective as of November 9, 2020, including Item 101(c)(2)(ii).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended DRS.

Exhibits

15.

We note that your disclosures on pages 73 and 185 you state that your exclusive forum provisions do not apply to Exchange Act claims and that the federal district courts of the United States will be the exclusive forum for Securities Act claims. Please ensure that your certificate of incorporation and bylaws are consistent with your disclosures with respect to your exclusive forum provisions.

Response: The Company respectfully acknowledges the Staff’s comment and will ensure that its amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the closing of the offering, are consistent with the disclosures in the Amended DRS.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 23, 2020

Page Five

General

16.

A number of entities recently announced their FDA approval or plans to seek FDA approval of COVID-19 vaccines. Please update your registration statement throughout to discuss these specific recent developments, and how they are affecting your strategies and the potential market for your products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 9, 17, 24, 93, 109, 115, 117 and 139 of the Amended DRS.

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Amended DRS.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 23, 2020

Page Six

Please contact me at (650) 843-5862, John McKenna at (650) 843-5059 or Alexa Ekman at (858) 550-6183 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Josh Seidenfeld
Josh Seidenfeld
Cooley LLP

cc:	Erik Engelson, Lucira Health, Inc.

Daniel George, Lucira Health, Inc.

John McKenna, Cooley LLP

Alexa Ekman, Cooley LLP

Ilir Mujalovic, Shearman & Sterling LLP

Enclosures

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com